FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 December 2010

HSBC TO SELL MAJORITY STAKE IN
GLOBAL REAL ESTATE AND INFRASTRUCTURE PRIVATE EQUITY FUND MANAGEMENT BUSINESS

HSBC, through its wholly owned subsidiary HSBC Specialist Investments Limited, has agreed to sell 80.1 per cent of its UK-based global real estate and infrastructure private equity fund management business to the unit's senior management team. The business had consolidated gross assets of approximately £35.1 million ($52.6 million) at 30 June 2010.

HSBC will retain a 19.9 per cent interest in the business, which will be renamed on completion.

Completion of the transaction, which is expected at the end of the first quarter of 2011, is conditional upon obtaining regulatory approvals and other consents.

Media enquiries to:
Jezz Farr	+44 (0) 20 7991 3124	jezz.farr@hsbc.com

Investor Relations enquiries to:
Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com

Notes to editors:

1.  HSBC's global real estate and infrastructure private equity fund management business
The business is an indirectly held, wholly-owned division of HSBC Holdings plc. It invests equity capital on behalf of HSBC and third party investors in the Infrastructure and Real Estate sectors. It currently manages equity commitments of approximately US$4 billion.

The business operates from offices in London, Hong Kong, New York and Paris. To date it has raised eleven funds and is the investment adviser to HSBC Infrastructure Company Limited, the infrastructure company listed on the London Stock Exchange.

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, North America, Latin America and the Middle East. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                       Date: 21 December, 2010